UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Amendment 2006-1

Oak Ridge Financial Services Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

671768109

(CUSIP Number)

June 11, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Reporting Persons previously filed their ownership interest in the Issuer pursuant to a Schedule 13G/A, at December 31, 2005.

SCHEDULE 13G/A

CUSIP No. 671768109

1	NAME OF REPORTING PERSON: S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (OPTIONAL) 54-1609586 Ferguson, Andrews Investment Advisers Inc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER: 8,100
6 SHARED VOTING POWER
7 SOLE DISPOSITIVE POWER
8 SHARED DISPOSITIVE POWER: 119,929

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 128,029
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 7.15%
12	TYPE OF REPORTING PERSON* IA

Item 1 (a)	Name of Issuer: Oak Ridge Financial Services Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

2211 Oak Ridge Road, Oak Ridge, NC 27310

Item 2 (a)	Name of Person Filing:

This Schedule 13G/A is being filed by Ferguson Andrews Investment Advisers, (collectively, the “Reporting Person”).

Item 2 (b)	Address of Principal Business Office:

1000 Ednam Center Suite 200, Charlottesville, VA 22903

Item 2 (c)	Citizenship: United States

Item 2 (d)	Title of Class of Securities: Common Stock

Item 2 (e)	CUSIP Number: 671768109

Item 3	If this statement is being filed pursuant to Rule 13d-1(b)or 13d-2(b), check whether the person filing is an:

(a)	☐	Broker or Dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in section 3(a)(6) of the Act (c)☐ Insurance Company as defined in section 3(a)(19) of the Act (d)☐ Investment Company registered under section 8 of the Investment Company Act of 1940

(e)	☒	An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐	An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	A Parent Holding Company or Control Person in accordance with Rule 13d-1 (b)(ii)(G)

(h)	☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A Church Plan that is excluded From the definition of an investment company under Section 3(c)(14)of the Investment Company Act of 1940

(j)	☐	Group, in accordance with 13d-1(b)(1)(ii)(J)

Item 4	Ownership:

The following information is provided as of June 11, 2007:

(a)	Amount Beneficially Owned: 128,029

(b)	Percent of Class: 7.15%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 8,100

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 119,929

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2007

Signature:	/s/ Jay G. Ferguson
Name/Title:	Jay G. Ferguson, Vice President